UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-34656

Huazhu Group Limited

No. 699 Wuzhong Road
Minhang District
Shanghai 201103
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Exhibits 1.1 and 4.4 of this current report on Form 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on October 26, 2017 (No. 333-221129).

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.1	Form of International Underwriting Agreement
Exhibit 4.1	Registrant’s Form of Ordinary Share Certificate
Exhibit 99.1	Huazhu Group Limited Announces Pricing of Global Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huazhu Group Limited
(Registrant)

Date: September 17, 2020	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors, Chief Executive Officer